December 14, 2007
Via Overnight Mail and EDGAR
Craig Slivka
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase, Inc. Definitive 14A Filed April 30, 2007 File No. 001-16493
Dear Mr. Slivka:
This responds to your letter dated November 30, 2007 regarding certain items in the above-referenced document filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
1.    We note your response to comment 2 of our September 26, 2007 letter. However, please provide a more detailed analysis of how the disclosure of each specific performance metric would result in competitive harm to you.
     We respectfully advise the Staff that we believe that the disclosure of the specific performance measures is not required because it would result in competitive harm to the Company, such that the performance targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, pursuant to the same standard that would apply under Rule 24b-2 (“Rule 24b-2”) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).
     Rule 24b-2 provides that the Commission may grant confidential treatment thereunder if it determines that such treatment is justified under the Freedom of Information Act, 5 U.S.C. §552. The Commission may grant confidential treatment if it determines that disclosure is not required to protect investors and that disclosure would adversely affect the Company’s business. Rule 24b-2 refers to subsection (b)(4) of 5 U.S.C. § 552 (“Exemption 4”), which exempts from the broad public disclosure requirements of the Freedom of Information Act those “trade secrets and commercial or financial information obtained from a person and privileged or confidential.” To satisfy this requirement, the relevant information must meet the following test: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
     We believe that the specific performance targets used by the Company in determining its bonuses meet this test. Because the Company is a corporation that is disclosing certain information to the Commission, the second requirement of the above-noted test has been satisfied. Moreover, as discussed in more detail below, specific performance measures constitute commercial or financial information that is privileged or confidential within the meaning of Exemption 4, and consequently the first and third requirements of the test are also satisfied.
     For purposes of Exemption 4, “commercial or financial information” has been construed by courts in accordance with its plain meaning and broadly encompasses information relating to commerce or compiled in pursuit of profit. See Public Citizen Health Group v. Food and Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983); American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). Accordingly, items generally regarded as commercial or financial information include business sales statistics, technical designs, research data, overhead and operating costs, information on financial condition, and prices. See Landfair v. United States Dept. of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986). As such, target levels of corporate financial performance fall within the plain meaning of the term “commercial and financial information.”
     To be exempt from disclosure, such commercial or financial information must be privileged or confidential. See Frazee v. United States Forest Serv., 97 F.3d 367, 370 (9th Cir. 1996). In the context of a filing with the Commission, where a registrant is required to disclose certain information to the Commission, such information is confidential within the meaning of Exemption 4 “if disclosure . . . is likely to have either of the following effects: (1) to impair the government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Bartholdi Cable Co. v. Federal Communications Comm’n, 114 F.3d 274, 281 (D.C. Cir. 1997) (quoting National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)); see also Frazee, 97 F.3d at 371; Nadler, 92 F.3d at 96.
     We believe that the Company may rely on the second prong of the above test to exempt the performance targets from disclosure, as disclosure of the performance targets would likely cause substantial harm to the competitive position of the Company. Under this prong, “a party need not show actual competitive harm” but must only “present specific evidence revealing (1) actual competition and (2) a likelihood of substantial competitive injury” to demonstrate that commercial or financial information is confidential. Frazee, 97 F.3d at 371 (internal quotation marks omitted). A registrant’s right to an exemption “depends upon the competitive significance of whatever information may be contained in the documents” and, therefore, the Commission’s role is “to determine whether any non-public information contained in those documents is competitively sensitive, for whatever reasons.” Occidental Petroleum Corp. v. Securities and Exchange Comm’n, 873 F.2d 325, 341 (D.C. Cir. 1989) (emphasis in original).
     The Company’s performance targets are confidential, internal metrics that have not been disclosed to the public in the past and are not known to competitors. These performance targets, such as the Company’s goals relating to revenue, profit before tax, return on invested capital and cash flow growth, are highly confidential.
     As such, in the Company’s intensively competitive industry, disclosure of the performance targets would allow competitors to draw meaningful conclusions about the factors which support the specific performance metrics selected by the Company and would allow competitors to strategize in a manner potentially harmful to the Company. Having knowledge of the Company’s performance targets and specific strategic goals, competitors would be in a position to conclude how aggressively the Company seeks growth, cash flow, product development, research and development, acquisitions and the like, and visibility on how the Company intends to accomplish such goals and, consequently, how it can best be prevented from achieving its goals. The Company believes if the performance targets were divulged, it could make it significantly more difficult for the Company to achieve these goals, which would result in harm to investors.
     In addition, disclosure of such sensitive information about performance targets on which executive compensation is based would provide competitors with information that they could use to structure their incentive compensation in a manner that would better enable them to hire away the Company’s critical executives by offering more lucrative incentives.
     Therefore, disclosure of the Company’s specific performance measures could cause substantial economic harm to the Company’s competitive position, resulting in significant economic harm to the Company and to its stockholders. Further, disclosure of the performance targets is not necessary for the protection of stockholders. The stockholders have been provided with the target bonus awards, general categories of performance measures, reasoning of the Committee regarding the setting of bonus award levels and performance measures, as well as the maximum bonus amounts that may be earned. We believe that this provides the Company’s stockholders with information adequate to assess the potential bonus compensation that may be earned by the NEOs, and the Company’s policies related thereto.
2.    Please confirm for us whether you intend to revise your future filings to include similar disclosure as provided in your supplemental responses to comments four and five of our September 26, 2007 letter.
The Company confirms to the Staff that future filings will include disclosure similar to the supplemental information provided in response to comments four and five in the Staff’s September 26, 2007 letter.
Please contact the undersigned at (925) 236-4650 (fax 925-236-6824) if you have any questions regarding any of the Company’s responses.
/s/ Daniel Carl
Daniel Carl
Vice President and General Counsel
Sybase, Inc.